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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No.__ )


                                  AMNEX, INC.
                                ---------------
                               (Name of Issuer)


                         Common Stock, $.001 Par Value
                         -----------------------------
                         (Title of class of securities)


                            Cusip no.:  031674 20 3
                            -----------------------
                                (CUSIP number)


                             Diane Stolbach, Esq.
                               675 Morris Avenue
                         Springfield, New Jersey 08081
                                (201) 258-0140
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                              November 20, 1996
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            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of _____ Pages)


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CUSIP No. 031674 20 3                                 Page _____ of _____ Pages

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1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS

         Brian E. King     ###-##-####

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                   (a)___

                                                  (b)___

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

                                            OO

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)   _____

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Citizenship -- United States

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NUMBER OF              7.     SOLE VOTING POWER
SHARES OWNED
BY EACH                                           1,682,989

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REPORTING              8.     SHARED VOTING POWER
PERSON WITH

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                       9.     SOLE DISPOSITIVE POWER

                                                  1,682,989
                    ------------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER

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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

                                                  1,682,989

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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES

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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
           (11)
                                                   6.8%

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14.        TYPE OF REPORTING PERSON
                                                IN

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ITEM 1. SECURITY AND ISSUER

     The Statement refers to the shares of common stock, par value $0.001 per share (the "Common Stock") of AMNEX, Inc., a New York corporation (the "Company"). The address of the Company's principal executive office is 101 Park Avenue, New York, New York 10178.

ITEM 2. IDENTITY AND BACKGROUND

     This filing is made pursuant to Rule 13d-1(a) on behalf of Mr. Brian E.
King.

(a)  Brian E. King

(b)  c/o Diane Stolbach, Esq.
     675 Morris Avenue
     Springfield, New Jersey 07081

(c) Brian E. King is employed as the Chief Executive Officer of Keystone Corporation. Keystone Corporation has an address of 675 Morris Avenue, Springfield, New Jersey 07081. Keystone Corporation is engaged in the resale of operated assisted telecommunications services.

(d) Brian E. King has not been convicted in a criminal proceeding in the last five years.

(e) Brian E. King has not been a party to a civil proceeding of a judicial or administrative body during the last five years.

(f)  Brian E. King is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On November 8, 1996, the Company and Crescent Public Communications, Inc., its wholly owned subsidiary (the "Buyers"), entered into an Asset Purchase Agreement (the "Agreement") with Garden State Telephone Installation & Service Co., Inc. ("Garden State"), Coastal Telecom Payphone Company, Inc. ("Coastal"), BekTel, Inc. ("BekTel"), and Brian E. King (collectively Garden State, Coastal, BekTel and Brian King are referred to as the "Sellers"). The Agreement provided for the sale of certain assets of the Sellers to the Buyers for an aggregate purchase price of $10,000,000. The purchase price consisted of a $2,500,000 cash payment and the issuance of shares of the Company's common stock to the Sellers or their designees as follows: (1) 2,153,846 shares of


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the Company's common stock on the closing date and (2) 184,615 shares (the
"Holdback Shares") within approximately 120 days of the closing date. In addition, the Agreement provided for the issuance of an additional 153,846 shares of the Company's common stock to the Sellers in exchange for the Sellers' execution of certain noncompetition and non-hire agreements (the "Noncompetition Shares").

     Brian King owns all of the issued and outstanding stock of Coastal, BekTel and Garden State, the corporations included in the group of Sellers. After making closing adjustments and deductions for payment of liabilities, the total number of shares to be issued as of the closing date was 2,098,373. An additional 184,615 shares were the subject of a hold-back and will be issued approximately 120 days from the closing date. Sellers designated Brian King as the recipient of 1,682,989 shares. The balance of the shares were designated to third parties who are not affiliates of Brian King to cover certain liabilities of the Sellers. The 1,682,989 shares issued to Brian King at the closing on November 20, 1996 included the Noncompetition Shares described above. In addition, Brian King anticipates receiving the Holdback Shares (described above) on or about March 31, 1997.

     Brian King is the sole owner of National Telecom USA, Inc. ("National"). National and the Company are parties to a certain Prime COCOT Aggregator Agreement dated as of November 24, 1993 (the "COCOT Agreement"). Pursuant to a Renewal and Modification Agreement dated as of February 28, 1997 between National and the Company, the COCOT Agreement was renewed for a period of ten years. Pursuant to the Renewal and Modification Agreement, the Company is obligated to issue and deliver to National or Brian King as its sole shareholder, or their designees, not more than 346,154 shares on or before March 31, 1997 or $1,125,000, whichever National elects.

ITEM 4. PURPOSE OF TRANSACTION

     Purchase of assets of Sellers by the Company (See Item 3)

ITEM 5.  INTEREST IN SECURITIES

(a) The 1,682,989 shares of the Company's common stock held by Brian E. King represented 6.8% of the outstanding shares of the Company's common stock as of September 30, 1996. This percentage of outstanding shares of the Company was calculated using a total of 24,660,000 shares of the Company's common stock, based upon the Quarterly Report filed by the Company for the quarter ended September 30, 1996.

(b) Brian E. King has the sole power to vote and the sole power to dispose of the 1,682,989 shares of the Company's common stock owned of record by him.


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(c)  On March 13, 1997, Brian King purchased an additional 20,000 shares of the
     Company's common stock in the open market.

(d)  Not Applicable

(e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     March 14, 1997
                                            ------------------------------------
                                                         (Date)


                                                   /s/ BRIAN E. KING
                                            ------------------------------------
                                                      Brian E. King